September 30, 2016

Ms. Cecilia Blye
Chief Office of Global Security Risk
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Syniverse Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 29, 2016
File No. 1- 32432
Dear Ms. Blye:
This letter sets forth the responses of Syniverse Holdings, Inc. (the “Company”, and collectively with its subsidiaries and affiliates, “Syniverse”) to the comments contained in your letter, dated September 14, 2016, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2016. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
General

1.
You state on page 23 of the 10-K that you engage in limited business activities in Sanctions Targets, a term you define to include Sudan and Syria. You indicate that your activities and investments in Sudan and Syria accounted for a fraction of a percent of your consolidated revenues during fiscal 2015.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, customers, joint ventures or other direct or indirect arrangements, since your letter to us dated July 26, 2013. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control. In this regard, we note the representation in your 2013 correspondence that you intended to acquire a company that had contractual relationships with persons in Sudan and Syria.
Response:
Syniverse is the leading global transaction processor that connects mobile network operators and enterprises enabling mobile communications across disparate networks, devices and applications in nearly 200 countries. Syniverse is aware that Syria and Sudan The Republic of South Sudan became an independent state on June 9, 2011 and since that date has not been subject to the Sanctions Laws applicable to Sudan. Accordingly our response does not include South Sudan. Syniverse does have agreements with Gemtel South Sudan and MTN South Sudan in South Sudan in accordance with applicable law. are designated by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls (the “Sanction Laws”). Syniverse’s activities with respect to Syria and Sudan in the aggregate accounted for approximately 0.03% of its consolidated revenues during the year ended December 31, 2015. The provision of such services does not involve the sale or lease of telecommunications equipment or technology, or the sale or lease of capacity on telecommunications transmission facilities.
The Company respectfully refers the Staff to the Company’s letters to the Staff dated June 19, 2013 and July 26, 2013 (together, the “2013 Letters”) and referenced in your comment above for descriptions of our services provided with respect to Syria and Sudan. The Company continues to provide indirect services of similar scope and nature with respect to financial clearing and data clearing and the magnitude of those services on a revenue basis remains roughly equivalent to the revenue noted in the 2013 Letters and is immaterial to the Company’s consolidated financial position and results of operations. Since the 2013 Letters, the Company has completed the acquisition of MACH described in the Form 10-K and now provides certain of the financial and data clearing services described in the 2013 Letters directly to Sudan Telecommunications Co. Ltd. (“Sudatel”), MTN Sudan and MTN Syria. In addition, the Company provides limited fraud detection and monitoring services to MTN Syria. The Company also provides to Sudatel (i) a billing and reporting service that allows Sudatel to charge for terminating traffic on its network and (ii) limited specialized roaming services whereby subscribers of Sudatel, a smaller mobile network operator (“MNO”), may roam on all of the networks that a larger sponsoring MNO allows its own subscribers to roam on, pursuant to a pre-negotiated arrangement Syniverse has made with such sponsoring larger MNO.

2.
Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:
The Company respectfully informs the Staff that it believes its limited business operations with respect to Syria and Sudan are not material to the Company’s consolidated financial position or results of operations and therefore do not create a material investment risk for the Company’s security holders or present a material risk to the Company’s reputation. The Company respectfully advises the Staff that it does not have a class of equity securities listed or traded on a national securities exchange.
Quantitative Factors
As disclosed in the Form 10-K, Syniverse’s business activities with respect to countries that are the subject of U.S. sanctions constituted less than 0.5%, in the aggregate, of Syniverse’s consolidated revenues for fiscal 2015. Further, Syniverse has no production, office or other facilities in Syria or Sudan and no employees based in either country. Specifically, activities with respect to Sudan constituted $95,226 (0.01% of total revenue), $1,164,979 (0.13% of total revenue), and $166,413 (0.02% of total revenue) of Syniverse’s revenues in fiscal years 2013, 2014 and 2015, respectively. There were no revenues with respect to Sudan in the six-month period ended June 30, 2016. Accounts receivable, net of allowances for doubtful accounts and credit memos for activities in Sudan constituted $0 (0% of total accounts receivable), $117,302 (0.06% of total accounts receivable), $114,823 (0.06% of total accounts receivable), and $22,743 (0.01% of total accounts receivable) as of December 31, 2013, 2014, 2015 and June 30, 2016, respectively. There were no other assets or liabilities on the Company’s balance sheets related to the Company’s business operations with respect to Sudan as of such dates. Similarly, activities with respect to Syria constituted $187,616 (0.02% of total revenue), $87,852 (0.01% of total revenue), $79,457 (0.01% of total revenue) and $37,939 (0.01% of total revenue) of Syniverse’s revenues in fiscal years 2013, 2014, 2015, and the six-month period ended June 30, 2016, respectively. Accounts receivable, net of allowances for doubtful accounts and credit memos for activities in Syria constituted $25,602 (0.01% of total accounts receivable), $43,012 (0.02% of total accounts receivable), $37,636 (0.02% of total accounts receivable), and $35,817 (0.02% of total accounts receivable) as of December 31, 2013, 2014, 2015 and June 30, 2016, respectively. There were no other assets or liabilities on the Company’s balance sheets related to the Company’s business operations with respect to Syria as of such dates.
Qualitative Factors
The Company is aware that various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. To date, the Company has not received any inquiries or complaints from investors relating to the Company’s limited activities described above that relate to Sudan and Syria. In addition, the Company has not, to its knowledge, experienced any negative publicity or reputational damage associated with its activities as described in this letter. Finally, the Company does not believe that its limited activities that may relate to Sudan or Syria has had any impact on the trading prices of its debt securities.
The Company has analyzed its activities involving Sudan and Syria from both a qualitative and quantitative standpoint, and, for the reasons discussed in this letter, the Company does not believe that those activities pose a material risk to its investors from either a quantitative or qualitative standpoint. In addition, the Company does not believe that investors would deem additional information about the Company’s activities relating to Sudan or Syria important in making an investment decision with respect to the Company’s debt securities. The Company believes the disclosure in the Form 10-K sufficiently discloses the quantitative and qualitative nature of the relevant risks and believes, given the materiality of the business activities with respect to Sudan and Syria, that adding more disclosure is inappropriate and could be misleading to investors.
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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this letter, please do not hesitate to call Laura Binion, General Counsel, at (813) 637-5915.

Sincerely,

/s/ STEPHEN C. GRAY
Stephen C. Gray
President and Chief Executive Officer

cc:    Laura Binion, General Counsel, Syniverse
Matthew Kaplan, Debevoise & Plimpton, LLP